November 29, 2012

Brad A. Green, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

Re: CPG Carlyle Private Equity Fund, LLC
        File No. 811-22763

        CPG Carlyle Private Equity Master Fund, LLC
        File No. 811-22764

Dear Mr. Green:

        On October 30, 2012, you filed registration statements on Form N-2 for the CPG Carlyle
Private Equity Fund, LLC (the "Feeder Fund" or the "Fund") and the CPG Carlyle Private
Equity Master Fund, LLC (the "Master Fund") (collectively, the "Funds"). We have reviewed
the registration statements, and have provided our comments below. Inasmuch as a significant
portion of the Master Fund's registration statement is incorporated by reference from the Feeder
Fund's registration statement, our comments are based on the Feeder Fund's registration
statement. For convenience, we generally organized our comments using headings, defined
terms and page numbers from the Feeder Fund's registration statement.

CONFIDENTIAL MEMORANDUM

Summary of Terms — The Fund (Page 1)

1.   The third paragraph of this section states that the Fund has submitted an application to the
Securities and Exchange Commission ("SEC") for an exemptive order to permit the Fund to
offer additional classes of units of beneficial interest ("Units") to investors. Please also state that
there is no assurance that the SEC will grant this exemptive order.

Summary of Terms — Investment Program — The Fund (Page 3)

2.	The fourth paragraph of this section provides that the Fund may allocate investments to "special situations investments," which may include debt instruments below the senior debt level. Please describe the credit quality of this type of debt and, if below investment grade, include the term "junk bonds" in the description.

3.	The final paragraph of this section provides that the Fund's assets will not be fully invested until the Fund "has been in operation for [__] to [__] months." If it is anticipated that the time required to fully invest the Fund's assets will exceed three months, please disclose the reasons for this expected delay. Also, please be advised that it is the view of the Division of Investment Management that, under Sections 8(b)(1) and 13(a) of the Investment Company Act of 1940 (the "1940 Act"), an investment company cannot reserve freedom of action to take in excess of six months to invest net proceeds. See Guide 1 to Form N-2.

Summary of Terms — Investment Strategies — *Risk Management* (Page 7)

4.	The fourth paragraph in this section states that the Fund may borrow for investment purposes. Please confirm to us that the fee table will include, as an expense, interest paid on borrowed funds.

Summary of Terms — Other Fees and Expenses (Page 14)

5.	The first sentence of this section states that the Fund will bear all expenses incurred in the business of the Fund, and a pro-rata portion of the Master Fund's expenses, including those to which the Fund is subject as an investor in the private investment funds. Please clarify this disclosure by providing that the Fund, and therefore Fund investors, will bear these expenses.

Summary of Terms — Eligible Investors (Page 15)

6.	The final paragraph of this section states that the Fund is an illiquid investment, and investors have no right to require the Fund to redeem their Units of the Fund. Please add this disclosure to the cover page of the Confidential Memorandum (the "Memorandum").

Summary of Fund Expenses (Page 25)

7.	Since the offering of Class I shares is subject to the approval by the SEC of the Fund's pending application for an exemptive order, please delete all references to Class I shares from the fee table and accompanying footnotes until the exemptive order is granted.

8.	Footnote (4) to the fee table provides that the Management Fee is equal to 1.20% on an annualized basis of the greater of (i) the Master Fund's net asset value and (ii) the Master Fund's net asset value less cash and cash equivalents plus the total of all commitments made by the Master Fund that have not yet been drawn for investment. The disclosure in footnote (4)(ii) is confusing. Section 15(a)(1) of the 1940 Act requires that the Fund's investment advisory agreement *precisely* describe all compensation. Please revise the disclosure in this footnote and the investment advisory agreement to precisely describe how the fee is calculated.

Also, the footnote concludes with the statement that "[i]n no event will the Management Fee exceed 1.20% as a percentage of the Master Fund's net asset value." Please explain to us, using a numerical example, how this calculation will result in a Management Fee that is *not* equal to 1.20% of the Master Fund's net asset value. Additionally, the "Management Fee" narrative on page 13 of the Memorandum does not include the statement in footnote (4) limiting the Management Fee to 1.20% of the Master Fund's net asset value. Please resolve this inconsistency.

9.   Footnote (6) to the fee table states that the investment funds in which the Fund intends to invest "generally charge a management fee of 1.00%-1.75% and approximately 20% of net profits as a carried interest allocation, subject to a preferred return and a claw back." Please add this disclosure to the discussion of "Other Fees and Expenses" on page 14 of the Memorandum. In addition, please describe in plain English what is meant by "carried interest allocation, subject to a preferred return and a claw back."

10.   Footnote (7) to the fee table describes the Adviser's voluntary "Expense Limitation and Reimbursement Agreement," which the Adviser, in its sole discretion, may discontinue at any time. Since the Adviser may terminate this voluntary agreement less than one year from the effective date of the registration statement, increasing the Fund's Total Annual Expenses, please confirm to us that the Expense Limitation and Reimbursement Agreement will not reduce the Fund's Total Annual Expenses shown in the fee table.

11.   The Example on page 27 provides the expenses that an investor may expect to pay on a $1,000 investment in the Fund. Since Class A shares have a sales load, please delete the portion of the Example which reflects the Fund's expenses without a sales load.

Investment Program — Carlyle (Page 28)

12.   Please correct the numbering of the footnote at the end of page 28 from "2" to "1."

Types of Investments and Related Risk Factors — Investments in Non-Voting Stock; Inability to Vote (Page 44)

13.   This section provides that the Master Fund intends to hold its interests in the investment funds in non-voting form. Please disclose why the Master Fund intends to hold these interests in non-voting form, and whether the Master Fund's Board of Directors has approved this policy.

Management of the Fund — Portfolio Management (Page 62)

14.   In addition to the information provided in this section, please provide each portfolio manager's business experience during the past five years. See Item 9.c of Form N-2.

Repurchases of Units and Transfers — Repurchases of Units (Page 76)

15.   The fourth paragraph on page 76 provides that the Fund may offer to repurchase Units at a discount to their net asset value that reflects prevailing market conditions. Please explain to us why prevailing market conditions would not be reflected in the Fund's net asset value. Additionally, please explain to us why it would be appropriate for the Fund to repurchase Units at a discount to their net asset value.

Calculation of Net Asset Value (Page 78)

16.   This section describes the valuation procedures which the Funds' Boards of Directors have approved. Please provide us with a copy of the valuation procedures adopted by the Boards of Directors to discharge their responsibilities under Section 2(a)(41) of the 1940 Act.

APPENDIX B: CARLYLE FUND INFORMATION (Corporate Private Equity)

Carlyle Corporate Private Equity Fund Metrics (Page B-2)

17.   The table of information regarding Carlyle's corporate private equity funds is very confusing. For example, with regard to the fund identified as "CP II," the amounts in the two columns under the headings "Cumulative Invested Capital(2)" are identical, while the amounts in these same two columns for the fund identified as "CP III" are different. Please revise this table to provide investors with a clearer presentation of this information.

GENERAL COMMENTS

18.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

19.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any amendments.

20.   Please advise us if you have submitted or expect to submit exemptive applications (other than the exemptive application referenced in the registration statement that would permit the Fund to offer additional classes) or no-action requests in connection with your registration statement.

21.   Responses to this letter should be in the form of an amendment filed pursuant to the 1940 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

22.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * *

Notwithstanding our comments, the Fund should furnish a letter acknowledging that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions prior to filing an amendment, please feel free to contact me at (202) 551-6959.

Sincerely,

Edward P. Bartz
Staff Attorney